United States securities and exchange commission logo





                               January 24, 2023

       Kin Chung Chan
       Chairman and Chief Executive Officer
       Reitar Logtech Holdings Ltd
       c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road Kwun Tong, Kowloon, Hong Kong

                                                        Re: Reitar Logtech
Holdings Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
27, 2022
                                                            CIK No. 0001951229

       Dear Kin Chung Chan:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in Hong Kong. Your
                                                        disclosure should make
clear whether these risks could result in a material change in your operations and/or the
value of the ordinary shares you are registering for sale or could significantly limit or
completely hinder your ability to offer or continue to offer securities to investors and cause
the value of such securities to significantly decline or be worthless.
                                                        Your disclosure should
address how recent statements and regulatory actions by China   s
                                                        government, such as
those related to data security, anti-monopoly concerns, and China's extension of authority
into Hong Kong, has or may impact the company   s ability to
 Kin Chung Chan
Reitar Logtech Holdings Ltd
January 24, 2023
Page 2
         conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
Prospectus Summary, page 1

2. Please revise your summary to disclose your reliance on a small number of customers for the vast majority of your total revenue for the past two fiscal years. Summary of Risk Factors
Risks Relating to Doing Business in the Jurisdictions in which Our Operating Subsidiaries
Operate, page 3

3. Please significantly expand your summary risk factors to address each of your material
         China-related risks. For each of the risks related to China that you list here, please also include specific cross references, with page numbers, to the more detailed discussion of those risks addressed elsewhere in the prospectus.
Enforcement of Civil Liabilities, page 53

4. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the cost and time constraints. Also, please similarly revise the related risk factors on pages 38 and 44, as applicable.

Corporate History and Structure, page 55

5. Disclosures throughout your filing indicate that you deemed Reitar Logtech Holdings
         Limited's acquisition of Reitar Capital Partners Limited to be a business combination subject to the acquisition method. Please explain, citing relevant accounting guidance, how you concluded that Reitar Capital Partners Limited was not acquired as an entity under common control before and after its acquisition, and therefore subject to the acquisition method. Within your response, please address that prior to its acquisition, the equity holders of Reitar Capital Partners Limited were also senior management and/or shareholders of Reitar Logtech Holdings Limited.
6. The above comment notwithstanding, please tell us how you determined that Reitar
FirstName LastNameKin Chung Chan
       Logtech Holdings Limited was the accounting acquirer and that Reitar Capital Partners
Comapany   NameReitar
       Limited          Logtech Holdings
               was the accounting        LtdWithin your response, please
reference
                                  acquiree.
Januaryparagraphs 4 and2 5 of ASC 805-10-25 and paragraphs 10-15 of ASC
805-10-55.
        24, 2023 Page
FirstName LastName
 Kin Chung Chan
FirstName  LastNameKin  Chung Chan
Reitar Logtech Holdings Ltd
Comapany
January 24,NameReitar
            2023      Logtech Holdings Ltd
January
Page 3 24, 2023 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
59

7. We note on page 14 your identification of specific key operating data with respect to the
         Kamai Group and Reitar Group. Please tell us what consideration you gave to discussing these metrics in relation to the operating results of each. We refer you to Item 303(a) of
         Regulation S-K and Section III.B.1. of SEC Release No. 33-8350. Discussion and Analysis of the Results of Operations of Reitar Group
Results of Operations
Year ended March 31, 2022 compared to year ended March 31, 2021, page 76

8. Please revise your discussion of income tax expenses to address why Reitar Capital
         Partners Limited has income tax expense despite having a loss before income tax expenses. Within the revised results of operations disclosures, please clarify the nature of the line item for expenses not deductible that is listed in the rate reconciliation on page F-
         41.
Business
Competition, page 98

9. We note your stated belief there are no other one-stop comprehensive solution providers like you in the geographical markets in which you operate, and your disclosure on page 88 regarding your leading market position. We also note your statement that you are one of the first movers into the logistics solution industry in your markets. Please tell us the basis for these statements. Clarify whether you have significant competitors for the various services you provide including, for example, consultation on technological logistical solutions and construction management and engineering design services. We note your disclosure that you compete based on your one-stop PLT solutions. Please clarify whether you compete on any other basis in the areas where you provide services.
Management, page 106

10. Please provide us the background of the people primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S.
         GAAP and SEC rules and regulations. Without identifying people by name, for each person please tell us:
             What role they take in preparing your financial statements and evaluating the effectiveness of your internal control;
             What relevant education and ongoing training they have had relating to U.S. GAAP;
             The nature of their contractual or other relationship to you; Whether they hold and maintain any professional designations such as Certified
             Public Accountant (U.S.) or Certified Management Accountant; and Their professional experience, including experience in preparing and/or auditing
             financial statements prepared in accordance with U.S. GAAP.
 Kin Chung Chan
FirstName  LastNameKin  Chung Chan
Reitar Logtech Holdings Ltd
Comapany
January 24,NameReitar
            2023      Logtech Holdings Ltd
January
Page 4 24, 2023 Page 4
FirstName LastName
Compensation, page 112

11. We note your statements regarding compensation on page 112. Please reconcile this disclosure with your salary and allowance disclosure on pages 64 and 80.
Related Party Transactions, page 115

12. Please describe clearly the relationships between each of the entities identified on pages
         115 and 116 and the related parties.
United States Federal Income Tax Considerations, page 134

13. Please revise the statement on page 135 that the discussion is for informational purposes only. For guidance, refer to Section III.D.1 of Staff Legal Bulletin No. 19.
Over-Allotment Option, page 139

14. We note your disclosure on page 43 regarding techniques employed by short sellers.
         Please address whether the underwriter may engage in short sales in connection with the offering. To the extent the underwriter may engage in short sales please explain what short sales are, what covered short sales are and what naked short sales are.
Price Stabilization, page 141

15. Please explain your disclosure that the Securities Act and Exchange Act rules and regulations you reference "may lift the timing of purchases and sales of shares of capital stock by the Underwriter acting as principal" and clarify whether the underwriter may engage in price stabilization activities.
Experts, page 145

16. Please revise your experts section to specifically identify both sets of financial statements that have been included in the registration statement.
Reitar Logtech Holdings Limited
Notes to Consolidated Financial Statements
Note 14. Disaggregated Revenue, page F-19

17. Please revise to disclose the aggregate amount of the transaction price allocated to performance obligations under construction management and engineering design service contracts that are unsatisfied as of March 31, 2022, as well as an explanation of when you expect to recognize such revenue. We refer you to ASC 606-10-50-13.
Schedule I - Parent Only Financial Information, page F-25

18. Please revise your disclosure to clarify if the parent only information is audited or unaudited. To the extent it is unaudited, please clearly label the schedule as unaudited.
 Kin Chung Chan
FirstName  LastNameKin  Chung Chan
Reitar Logtech Holdings Ltd
Comapany
January 24,NameReitar
            2023      Logtech Holdings Ltd
January
Page 5 24, 2023 Page 5
FirstName LastName
         To the extent it is audited, please revise to provide a report from your independent registered public accounting firm.
Reitar Capital Partners Limited
Consolidated Statements of Loss and Comprehensive Loss for the Years Ended March 31, 2021
and 2022, page F-29

19. We note that your cost of revenue does not include depreciation. Please tell us how your presentation of gross profit complies with the guidance in SAB Topic
11B.
20. Please tell us how your description of revenue and cost of revenue complies with Rule 5-
         03 of Regulation S-X. In this regard, please tell us how you determined it was unnecessary to label the line items as income from rentals and expenses applicable to rental income. This comment also applies to your labeling in the Unaudited Pro Forma
         Condensed Combined Financial Information as it appears you are combining revenues from services with income from rentals and cost of services with expenses applicable to rental income.
21. It appears that depreciation of property and equipment represents a significant portion of your general and administrative expense line item. Please revise to disaggregate depreciation expense from general and administrative expenses, or tell us how you determined such disaggregation is not necessary. Reference is made to Rule 5-03 of
         Regulation S-X.
Note 2. Summary of Significant Accounting Policies and Practices
Deposits Paid, page F-34

22. You disclose that deposits paid represent refundable amounts paid to tenants. We note your disclosure on page 77 states that these amounts are deposits paid to facility service providers under the cold storage facility service agreements during the year. Please tell us the nature of these deposits and revise your disclosure for consistency.
Revenue Recognition, page F-35

23. It appears that you may provide nonlease services to your tenants (i.e., management and consultation services, utilities). With respect to your activities as a lessor, please tell us if you have elected the practical expedient to not separate nonlease components from associated lease components. To the extent you have elected such practical expedient, please tell us if the lease components or the nonlease components are the predominant component. Further, to the extent applicable, please revise your filing to include your accounting policy election in accordance with ASC 842-30-50-3A.
24. We note you record an asset for utility usage receivable from customers and record a liability for utility payable and others. Please revise your accounting policy to clarify if you account for utility revenues and utility expenses on a gross or net basis, or tell us why this disclosure is not applicable.
 Kin Chung Chan
Reitar Logtech Holdings Ltd
January 24, 2023
Page 6
Unaudited Pro Forma Condensed Combined Financial Information, page F-42

25. Please tell us how you considered the guidance in Regulation S-X Rule 11-02(a)(6) and
      (7) and explain why you have not provided any pro forma adjustments in your pro forma income statement schedule for the year ended March 31, 2022 presented here and on pages 13, 58, and 81. Please also explain why your pro forma balance sheet schedule presented here and on pages 13, 58, and 82 does not include any purchase accounting fair value adjustments for the assets and liabilities of Reitar Capital Partners Limited, as required by GAAP.
26. We note your pro forma financial information is presented in United States dollars. We further note the Company's reporting currency is Hong Kong dollars. Please tell us how you determined it was appropriate to present your pro forma financial information in a currency other than your reporting currency.
27. Please tell us how you determined it was unnecessary to present pro forma earnings per share. Reference is made to Rule 11-02 of Regulation S-X.
Note 1 - Pro forma adjustments
Purchase Price Consideration, page F-48

28.   We note your disclosure that the Fair value of the Company   s 10,000
ordinary shares
      issued on November 9, 2022 is US$536,582. Please revise your disclosure to provide qualitative and quantitative information with respect to how this value was derived.
29. We note your disclosure that the total purchase price consideration in the Business
      Combination was allocated to net assets acquired based on their estimated fair values as of the acquisition date. Please revise your disclosure to provide qualitative and quantitative information with respect to how the estimated fair values of the assets acquired and liabilities assumed were derived.
       You may contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                           Sincerely,
FirstName LastNameKin Chung Chan
                                                           Division of
Corporation Finance
Comapany NameReitar Logtech Holdings Ltd
                                                           Office of Real
Estate & Construction
January 24, 2023 Page 6
cc:       William Ho, Esq.
FirstName LastName